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March 2, 2006

U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC  20549

Re:  Credit Acceptance Corporation
     Schedule TO-C, filed February 10, 2006
     Schedule TO-I, filed February 10, 2006
     Schedule TO-I/A, filed February 16, 2006
     File No. 005-45225

At the Staff's request, the Company acknowledges that

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CREDIT ACCEPTANCE CORPORATION



Douglas W. Busk, Treasurer